Exhibit 2.30

19 April 2017

ASX Market Announcements Australian Securities Exchange 20 Bridge Street SYDNEY NSW 2000	By Electronic Lodgement

Dear Sir/Madam

QUARTERLY ACTIVITIES REPORT
FOR PERIOD ENDING – 31 MARCH 2017

HIGHLIGHTS

•	Sales of 730,642lb U3O8 at an average selling price of US$19.54/lb

•	Timing of major contract deliveries means sales concentrated in the quarter to 30 June 2017 and expected to be in the range of 1.1Mlb to 1.3Mlb

•	Langer Heinrich Mine
-	Production and unit costs impacted by first full quarter of reduced mining plan
-	U3O8 production of 896,070lb, down 26% vs. last quarter
-	C1 cash cost of production of US$21.02/lb (vs. guidance of US$17/lb to US$19/lb)
-	Ore milled of 837,990t, down 7% vs. last quarter
-	Average plant feed grade of 547ppm U3O8, down 21% vs. last quarter
-	Overall recovery of 88.6%, up 1% vs. last quarter

•	Kayelekera Mine
-	No water treatment during the quarter due to low rainfall

•	Cash and cash equivalents at 31 March 2017 of US$21.8M (vs. guidance of US$10M to US$20M)

•	Previously announced Manyingee transaction not closed prior to deadline date of 31 March 2017

•
Paladin resolved to commence arbitration proceedings against CNNC following receipt of notice from CNNC requesting the Company begin process to determine fair value of LHM, the first step in process that may lead to exercise of Potential CNNC Option

•	Standstill agreements in place for principal and interest payments due under the 2017 and 2020 Convertible Bonds

•	Nedbank extended waiver for failure of net asset value threshold under LHM Revolving Credit Facility

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366  Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au

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SAFETY

The Company achieved 999 Lost Time Injury (LTI) free days at the Kayelekera Mine (KM) for ~1.7 Million man hours. There was one LTI reported during the quarter at the Langer Heinrich Mine (LHM), a process operator sustained a chemical burn to the foot when entering a flooded bund with inappropriate personal protective equipment.

The Company’s 12 month moving average Lost Time Injury Frequency Rate (LTIFR) increased to 2.2 from 1.9 at the end of the last quarter. The 12 month moving average LTIFR for the previous year was 2.2.

QUARTERLY URANIUM SALES

Total sales for the quarter were 730,642lb U3O8 (vs. guidance of 700,000lb to 800,000lb U3O8) at an average selling price of US$19.54/lb, generating gross sales revenue of US$14.3M. The average selling price for the quarter was below the TradeTech weekly spot price average for the March quarter of US$24.08/lb due to the majority of price setting for the contracts having occurred in the December 2016 quarter, when the spot price was lower.

Sales volume for the March quarter was lower due to inventory accumulation for a major CNNC delivery in April. Higher uranium sales in the range of 1.1Mlb to 1.3Mlb U3O8 are anticipated for the June quarter.

LANGER HEINRICH MINE, NAMIBIA (75%)

Production and cash cost of production

	2016 Mar Qtr	2016 Jun Qtr	2016 Sep Qtr	2016 Dec Qtr	2017 Mar Qtr
U3O8 production (lb)	1,302,169	1,119,171	1,293,117	1,206,685	896,070
C1 cash cost of production (US$/lb)	24.13	26.60	16.45	16.03	21.02

Quarterly U3O8 production of 896,070lb was down on the preceding quarter by 26%. The amount of drummed material produced (i.e. U3O8 drummed) for the quarter was also down 26% from last quarter at 878,713lb.

LHM unit C1 cash cost of production for the quarter increased by 31% from US$16.03/lb in the December quarter to US$21.02/lb in the March quarter, largely as a result of production being lower than forecast. Unit C1 cash cost of production was 13% lower than in the quarter to 31 March 2016.

Guidance previously provided was for LHM unit C1 cash cost of production for the March quarter to be within the range of US$17/lb to US$19/lb.

Mining
	2016 Mar Qtr	2016 Jun Qtr	2016 Sep Qtr	2016 Dec Qtr	2017 Mar Qtr
Ore mined (t)	673,517	744,161	1,247,014	245,030	-
Grade (ppm U3O8)	789	620	721	710	-
Low grade ore mined (t)	304,267	646,934	1,288,380	358,896	-
Grade (ppm U3O8)	323	325	320	314	-
Waste (t)	5,056,750	4,272,713	4,022,623	500,904	-
Total Ore and Waste (t)	6,034,534	5,663,808	6,558,017	1,104,830	-
Waste/ore ratio	8.0	6.6	4.3	3.5	-

No mining activities were carried out during the March quarter. Run-of-Mine (RoM) feed for the quarter was supplemented by high grade ore until early March. Subsequent RoM feed was reclaimed from medium grade stockpiles.

Tailings Storage Facility 5 earthworks continued until the end of the quarter. The subgrade is well advanced and 70% of the high-density polyethylene base liner has been installed. Completion is now expected in July following delays caused by rain and high winds.

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Processing
	2016 Mar Qtr	2016 Jun Qtr	2016 Sep Qtr	2016 Dec Qtr	2017 Mar Qtr
Ore milled (t)	981,083	842,861	949,906	903,313	837,990
Grade (ppm U3O8)	705	670	704	692	547
Overall recovery (%)	85.5	89.2	87.7	87.6	88.6
U3O8 production (lb)	1,302,169	1,119,171	1,293,117	1,206,685	896,070

U3O8 production for the March quarter was down 26% on the prior quarter mainly due to the 21% drop in head grade associated with mining curtailment and a 7% decrease in ore processed due to lower process water availability caused by several NamWater and Areva water supply interruptions and lower than expected tailings storage facility 3 water recoveries.

All of the NIMCIX columns were cleaned and topped up with resin, resulting in a drop in barren solution tenors. A number of Bicarbonate Recovery Plant (BRP) membranes were changed out and the BRP recovery improved in the quarter. Additional membranes are planned to be changed in the next quarter.

KAYELEKERA MINE, MALAWI (85%)

Operations

KM remains on Care and Maintenance.

Due to low rainfall in the March quarter no water treatment was required. A total of 510mm of rainfall was recorded for the quarter, which was considerably lower than the 826mm recorded for the same period last year. Both the lime and membrane water treatment plants were ready to commence water treatment if required, with the water treatment plant planned to be brought back on line in the first week of April to treat water for the Fresh Water Pond.

At 31 March 2017 the water inventories in the major water storage ponds were significantly lower compared to the same period last year, with Runoff Water Pond 2 at 58.0% of total capacity, Decant Pond at 70.0% of total capacity and the Tailings Storage Facility at 33.5% of recommended capacity. Total water volumes at 31 March 2017 were 1,045,281m3 compared to 1,952,745m3 at 31 March 2016. Catchment zones at the mine waste rock dump areas were modified to improve storage ability and control water release during and after the rainy season. The storage pond levels are well contained with no overflows experienced.

Exploration

An application to vary the commitments on EPL417 – Rukuru and EPL418 – Uliwa continues to be progressed with the Malawi Department of Mines and the Company remains hopeful of a positive response in the near future. Whilst awaiting confirmation of the likely expenditure commitment on the two most recently granted tenements, the Company is continuing to undertake localised ground surveys and confirmation checks on targets outlined during prospectivity analysis – to date no significant mineralisation has been identified.

Re-start planning

The Company is in discussion with external consultants with respect to the potential to prepare a re-start project implementation plan. The aim of this work would be to establish a definitive plan for a re-start including updated capital expenditure and cost estimates, together with a detailed implementation schedule.

MANYINGEE-CARLEY BORE PROJECT, WESTERN AUSTRALIA (100%)

Manyingee

Now that the proposed transaction to sell a portion of the Manyingee project is not proceeding the Company is examining various alternatives for progressing the project. Paladin is in discussions with external consultants with respect to the potential to define a work program for completion of a pre-feasibility study.

Carley Bore

Following on from the drilling programme on all of the tenements at Carley Bore late in CY2016 detailed planning has been commenced for a follow-up programme to be completed in CY2018. The programme will be designed to identify areas within the existing tenement package that are prospective for additional red-ox style mineralisation and to enable a reduction in the overall ground holding by identifying non prospective areas. It is expected that

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additional Prompt Fission Neutron (PFN) logging will be undertaken in order to identify the distribution of radiometric disequilibrium throughout the deposit area.

AURORA-MICHELIN URANIUM PROJECT, CANADA (100%)

Planning is underway for short summer field programmes at the Croteau prospect and Inda/Nash/Gear deposits in order to meet current expenditure commitments. It is intended that the work programme at Croteau will cover the commitments until the next license renewal date allowing the Company to focus on the license surrounding the Michelin deposit. To date no significant work has been undertaken by the Company on the Inda, Nash and Gear deposits and the Company is keen to assess the prospectivity of this area.

The Canadian armed forces (DND) regional training exercise was completed in March 2017, unfortunately bad weather prevented the opportunity to re-position fuel to the camp in order to reduce costs for the upcoming summer season. This process will now be completed at the start of the summer field season by pre-positioning fuel at Postville, closer to the camp, and transporting from there. A portion of the cost of the fuel movement will be covered by DND following their use of company fuel during the training exercise.

MOUNT ISA URANIUM PROJECTS, QUEENSLAND (82% to 100%)

No additional work has been undertaken on the deposits in the Mount Isa region during the March quarter. Planning is continuing for exploration work to meet tenement commitments on the Isa North EPM’s, with the resultant programme expected to be executed late in FY2017 and early FY2018. Discussions are underway with the Queensland Department of Natural Resources and Mines regarding the current expenditure commitments on the Isa North EPM’s with a view to maximising the value of the current expenditure spend.

CORPORATE AND STRATEGIC INITIATIVES

Group cash and cash equivalents

At 31 March 2017, the Group’s cash and cash equivalents were US$21.8M, a decrease of US$4.9M from US$26.7M at 31 December 2016. Guidance previously provided was for the 31 March 2017 cash balance to be in the range of US$10M to US$20M.

Manyingee sale not complete

The sale of a 30% interest in Manyingee to Avira Energy Limited (Avira), previously known as MGT Resources Limited, did not complete prior to the agreed deadline date of 31 March 2017. Whilst Avira satisfied a number of conditions, including a positive vote of its shareholders and approval of the Australian Foreign Investment Review Board, it did not close a requisite capital raising within the pre-agreed timeframe to complete the transaction. Under the previously announced transaction, Avira would have acquired a 30% initial interest in Manyingee for US$10M cash with an option to acquire an additional 45% interest within twelve months for US$20M cash.

Restructure Proposal

On 10 January 2017, the Company announced that it had resolved to enter into a proposal to restructure its balance sheet (Restructure Proposal) which contemplated the exchange of its existing 2017 Convertible Bonds (US$212M) and 2020 Convertible Bonds (US$150M) into US$115M of New Secured Bonds due 2022, US$102M of New 2024 Convertible Bonds and US$145M of Paladin shares.

Paladin advised on 9 March 2017 that it had received notice from CNNC Overseas Uranium Holding Ltd (CNNC) requesting that the Company commence a process to determine the fair market value of its 75% share of LHM. The fair value determination process would be the first step in a process that may lead to CNNC exercising a potential option to acquire Paladin’s 75% interest in LHM (Potential CNNC Option), if in fact the option validly exists.

The fair value determination process depends on CNNC establishing that an event of default has occurred under the LHM Shareholders’ Agreement. Paladin disputes that an event of default has occurred and therefore disputes the validity of the notice received from CNNC. The Company has therefore resolved to commence arbitration proceedings against CNNC and so far, no fair value determination process has commenced.

In the event that the Potential CNNC Option is proven to be valid, it is unlikely that the Company can implement the Restructure Proposal.

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The Company’s shares will remain in suspension until the Company has dealt with these material developments that affect the Company’s ability to successfully progress the Restructure Proposal.

Bondholder and Nedbank standstill

As disclosed on 4 April, in order to provide the Company with time to resolve the Potential CNNC Option and progress the Restructure Proposal or a suitable alternative, the Company has been negotiating amended standstill deeds with its major bondholders. The effect of the standstill agreements is that the forthcoming payments due upon maturity of the 2017 Convertible Bonds and interest payments due under the 2017 and 2020 Convertible Bonds will be deferred with the consent of a binding majority of holders of the bonds. Standstill agreements are currently in place with bondholders representing 77.3% of holders of the 2017 Convertible Bonds and 91.0% of holders of the 2020 Convertible Bonds.

Similarly, the Company continues to finalise the formal documentation necessary to record Nedbank Limited’s agreement to extend the waiver it previously provided in relation to Paladin failing to satisfy the minimum net asset value threshold under the LHM Revolving Credit Facility from 31 March 2017 to 30 June 2017.

URANIUM MARKET

The TradeTech weekly spot price average for the March 2017 quarter was US$24.08/lb, an increase of 22% compared to the December 2016 quarter and a 26% decrease compared to the March 2016 quarter.

Following price increases at the start of the calendar year, uranium spot price has traded over a range of $22.00-$26.50/lb since late January and currently stands around $23.50/lb.

US reactor vendor and nuclear fuel services company Westinghouse Electric Co. filed for Chapter 11 bankruptcy protection on 29 March 2017. The company, a subsidiary of Japan’s Toshiba Corporation, is seeking to restructure its business to address financial losses and ongoing construction challenges at its US nuclear power plant projects. The US projects, four AP1000 units under construction at Vogtle in Georgia and VC Summer in North Carolina, now may face additional delays or even curtailment.

In Asia there have been positive developments in the process to restart Japanese reactors. In late March, the Osaka High Court overturned an injunction that had been preventing operation of Kansai’s Takahama Units 3 and 4 since it was imposed by a lower court in early 2016. The two units are anticipated to restart in May after completion of planned maintenance checks. A court in Hiroshima denied an injunction seeking to shutdown Shikoku’s Ikata Unit 3. This reactor was returned to service in September 2016. In April, Tokyo Electric Power Co. announced it plans to restart reactors at its Kashiwazaki-Kariwa nuclear power plant in Kashiwazaki, Niigata Prefecture in early 2019. The Kashiwazaki-Kariwa plant is one of the world’s largest nuclear power stations in terms of output capacity.

The board of directors of Electricite de France resisted government pressure to announce the permanent closure of France’s oldest reactor Fessenheim. In response, the government issued a decree specifying that the plant must close once the new Flamanville 3 plant comes into operation. Fessenheim’s ultimate fate may now be decided by the winner of the current French presidential election.

Paladin remains hopeful that a recovery in the uranium market is underway, albeit in its early stages. However, anticipated utility activity has been slow to manifest and future spot price increases and stability remain reliant on a more substantive re-engagement by utility end-users of uranium.

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GUIDANCE UPDATE

Key relevant guidance items for the quarter to 30 June 2017 include:

•	Uranium production – In line with the reduced mining plan, the feed grade will be lower and uranium production is expected to be in the range of 750,000lb to 850,000lb.
•	Uranium sales – Anticipated to be in the range of 1.1Mlb to 1.3Mlb U3O8.
•	LHM C1 cash costs – Expected to be within the range of US$21/lb to US$23/lb.
Guidance for the full-year to 30 June 2017:

•	Uranium production – Expected to be in excess of 4.0Mlb U3O8 (unchanged).
•	LHM C1 cash costs – Expected to be within the range of US$16.50/lb to US$18.50/lb (unchanged).

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO

Declaration
The information in this Announcement relating to exploration and mineral resources is, except where stated, based on information compiled by David Princep B.Sc P.Geo who is a Fellow of the AusIMM and a Licensed Professional Geoscientist in the Province of Newfoundland and Labrador. Mr Princep has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity that he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”, and as a Qualified Person as defined in NI 43-101. Mr Princep is a full-time employee of Paladin Energy Ltd and consents to the inclusion of this information in the form and context in which it appears.